United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032
(860) 728-7074
Robert J. Bailey
Corporate Vice President and Controller
June 7, 2017
Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	United Technologies Corporation
Commission File No. 001-00812
Form 10-K for fiscal year ended December 31, 2016
Filed on February 9, 2017
Dear Mr. Shenk:

This letter sets forth the response of United Technologies Corporation (the "Company") to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in a letter to the Company dated May 23, 2017 regarding the above referenced Form 10-K. Our specific response to the comments is set forth below following the text of the Staff's comments.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to our filings, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2016
Liquidity and financial condition
Off-balance sheet arrangements and contractual obligations, page 24

1.
We note your response to our prior comment one regarding purchase obligations. It appears you exclude commitments to purchase goods or services related to capital expenditures when such annual spending for an individual project is less than $1 million. However, a materiality threshold is inconsistent with the objective of this disclosure requirement. Refer to II.B.4 of FR 67 (Release No. 33-8182).

You state you view termination liability provisions in purchase orders or contracts to represent the minimum amount of future payments that you are contractually obligated to make and that that amount is disclosed as the purchase obligation. However, II.B.4 of FR 67 states that the definition of purchase obligations is designed to capture the registrant's expenditures for purchases of goods or services over a five-year period. In this regard, your inclusion of termination liabilities rather than purchase obligations is not consistent with the intent of this disclosure as it does not reflect expected expenditures under enforceable and legally binding agreements.
Further, III.D of FR 67 states that termination provisions should be provided as additional footnote disclosure to the table of contractual obligations to the extent necessary for an understanding of the timing and amount of the registrant's payments under its purchase obligations.

Please tell us the amount of termination liabilities that were included in the table of contractual obligations as of December 31, 2016. Additionally, please tell us and revise to disclose the amount of contractual obligations (purchase obligations or otherwise) not included in the table because of the existence of termination liability provisions or due to the aforementioned $1 million threshold.

Please note that our purchase obligation disclosure represents our obligations to purchase goods or services from suppliers that are legally enforceable and binding upon us, even in the event of a termination, which is what we refer to as “termination liability” in our response and which is not incremental to or in lieu of the purchase obligation disclosed.  As such, there are no incremental termination related amounts included in our purchase obligations disclosure as of December 31, 2016 and we do not exclude contractual obligations from our disclosure because of the existence of termination liability provisions. We were seeking to be comprehensive in describing the components that we consider in assessing our purchase obligations and commitments. Furthermore, as noted in our letter dated May 10, 2017, for certain long-term agreements, we include additional expected purchase obligations beyond what is legally enforceable.

As such, we will clarify future disclosures by revising the language directly beneath the table of contractual obligations and commitments to include the following:

Purchase obligations include amounts committed for the purchase of goods and services under legally enforceable contracts or purchase orders. Where it is not practically feasible to determine the legally enforceable portion of our obligation under certain of our long-term purchase agreements, we include additional expected purchase obligations beyond what is legally enforceable.

In regards to capital expenditures, the approximate value of obligations excluded from our disclosure as a result of the $1 million threshold is less than $100 million and less than 1% of our total disclosed purchase obligations. We will ensure that future disclosures include all purchase obligations and do not exclude items below a materiality threshold.

We appreciate the Staff's consideration of our responses to the above comments. Should you have any questions, or wish to arrange further discussions, please call me at 860.728.7074 or email me at robert.j.bailey@utc.com.
Sincerely,
/s/ Robert J. Bailey
Robert J. Bailey
Corporate Vice President and Controller

CC:    A. Johri, Executive Vice President, Chief Financial Officer
M. Thiessen, Partner, PricewaterhouseCoopers LLP